UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MOLDFLOW CORPORATION

(Name of subject company (Issuer))

SWITCH ACQUISITION CORPORATION

a wholly owned subsidiary of

AUTODESK, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	608507109
(Title of classes of securities)	(CUSIP number of common stock)

Pascal W. Di Fronzo, Esq.

Senior Vice President,

General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

(415) 507-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael S. Ringler, Esq.

Jason P. Sebring, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$290,737,986.00	$11,426.00

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $22.00 per share by the sum of (i) the 12,104,522 shares of common stock, par value $0.01 per share, of Moldflow Corporation (the “Shares”), issued and outstanding as of April 30, 2008; and (ii) the 1,110,841 Shares that are issuable under outstanding Moldflow stock options as of April 30, 2008 with an exercise price of less than $22.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”) and (ii) Autodesk. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Moldflow Corporation, a Delaware corporation ( “Moldflow”), at a purchase price of $22.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Moldflow Corporation, a Delaware corporation. Moldflow’s principal executive offices are located at 492 Old Connecticut Path, Framingham, Massachusetts, 01701. Moldflow’s telephone number is (508) 358-5848.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Moldflow. Moldflow has represented in the Agreement and Plan of Merger dated May 1, 2008 by and among Autodesk, the Purchaser and Moldflow that as of April 30, 2008, there were 12,104,522 Shares issued and outstanding and that as of April 30, 2008, and there were outstanding stock options to purchase 1,119,841 Shares with an exercise price below $22.00 per Share. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) and (c) This Schedule TO is filed by the Purchaser and Autodesk. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Autodesk” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Autodesk,” “Background of Offer; Past Contacts or Negotiations with Moldflow,” “Purpose of the Offer; The Merger; Plans for Moldflow” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Autodesk, the Purchaser, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and Moldflow or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of Moldflow, an election of directors of Moldflow or sale or transfer of a material amount of assets of Moldflow.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7) The information set forth in the “Summary Term Sheet,” “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for Moldflow,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Autodesk” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with Moldflow,” “Purpose of the Offer; The Merger; Plans for Moldflow” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Autodesk,” “Background of Offer; Past Contacts or Negotiations with Moldflow,” “Purpose of the Offer; The Merger; Plans for Moldflow” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for Moldflow,” “Conditions to the Purchaser’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated May 15, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*

(a)(1)(viii)	Form of Summary Advertisement as published on May 15, 2008 in The New York Times.

(a)(5)	Press Release issued by Autodesk on May 1, 2008. (1)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, the Purchaser and Moldflow. (2)

(d)(2)	Form of Tender and Voting Agreement. (3)

(d)(3)	Confidentiality Agreement, dated as of January 1, 2008, by and between Autodesk and Moldflow.

(d)(4)	Exclusivity Agreement, dated as of March 28, 2008, by and between Autodesk and Moldflow.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SWITCH ACQUISITION CORPORATION

By:	/s/ ROBERT KROSS

Name: Robert Kross

Title: President, Chief Executive Officer and Secretary

AUTODESK, INC.

By:	/s/ PASCAL W. DI FRONZO

Name: Pascal W. Di Fronzo

Title: Senior Vice President,General Counsel and Secretary

Dated: May 15, 2008

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated May 15, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*

(a)(1)(viii)	Form of Summary Advertisement as published on May 15, 2008 in The New York Times.

(a)(5)	Press Release issued by Autodesk on May 1, 2008. (1)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, the Purchaser and Moldflow. (2)

(d)(2)	Form of Tender and Voting Agreement (3)

(d)(3)	Confidentiality Agreement, dated as of January 1, 2008, by and between Autodesk and Moldflow

(d)(4)	Exclusivity Agreement, dated as of March 28, 2008, by and between Autodesk and Moldflow

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.